Spartan Acquisition Corp. II

9 West 57th Street, 43rd Floor

New York, NY 10019

June 15, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Tonya Aldave

Re:	Spartan Acquisition Corp. II
Registration Statement on Form S-4, as amended
Filed March 22, 2021
File No. 333-254589

Dear Ms. Aldave:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Spartan Acquisition Corp. II (the “Company”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. Eastern Time on June 17, 2021, or as soon as thereafter practicable.

Very truly yours,

Spartan Acquisition Corp. II

/s/ Geoffrey Strong
Geoffrey Strong
Chief Executive Officer and Chairman of the Board of Directors of the Company

cc:	E. Ramey Layne, Vinson & Elkins L.L.P.
John Kupiec, Vinson & Elkins L.L.P.
Crosby Scofield, Vinson & Elkins L.L.P.
Matthew Potere, Sunlight Financial LLC
G. Michael O’Leary, Hunton Andrews Kurth LLP
Taylor E. Landry, Hunton Andrews Kurth LLP